As filed with the Securities and Exchange Commission on August 25, 2011

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934

EXCELSIOR LASALLE PROPERTY FUND, INC.
(Name of Subject Company)
EXCELSIOR LASALLE PROPERTY FUND, INC.
(Name of Person(s) Filing Statement)
Shares of Class A Common Stock
(Title of Class of Securities)
N/A
(CUSIP Number of Class of Securities)

Steven Suss
Chief Financial Officer
Excelsior LaSalle Property Fund, Inc.
225 High Ridge Road
Stamford, CT 06905-3039
(203) 352-4400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:
Michael L. Zuppone, Esq.
Keith D. Pisani, Esq.
Paul, Hastings, Janofsky & Walker, LLP
75 East 55th Street
New York, New York 10022
(212) 318-6000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information
(a) Name and Address. The name of the subject company is Excelsior LaSalle Property Fund, Inc., a Maryland corporation (the “Fund”). The address and telephone number of the principal executive offices of the Fund are 225 High Ridge Road, Stamford, CT, 06905-3039, (203) 352-4400.
(b) Securities. The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is the Fund’s Class A Common Stock, $.01 par value per share (the “Shares”). As of August 4, 2011, there were 4,135,635 Shares outstanding.
Item 2. Identity and Background of Filing Person
(a) Name and Address. The Fund is the filing person. The name, address and telephone number of the Fund is set forth in Item 1 above.
(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by Coastal Realty Business Trust (“Coastal”), entity deemed to be controlled by MacKenzie Patterson Fuller, LP (together with Coastal, “MPF”) to purchase up to 210,000 Shares at a purchase price equal to $12.00 per Share, less the amount of any dividends declared or made with respect to the Shares between August 18, 2011 and October 10, 2011 or such other date to which the Offer (as defined below) may be extended, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2011 (the “Offer to Purchase”) and the related Assignment Form (together with the Offer to Purchase, the “Offer”), as set forth in MPF’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on August 18, 2011 (as subsequently amended, the “Schedule TO”).
According to the Schedule TO, the address and principal executive offices of MPF is 1640 School Street, Moraga, California 94556, and its telephone number is (925) 631-9100.
Item 3. Past Contracts, Transactions, Negotiations and Agreements
As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or actual or potential conflicts of interest between the Fund or its affiliates and (i) the Fund’s executive officers, directors or affiliates or (ii) MPF and its executive officers, directors or affiliates, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed under the headings “Compensation—Director Compensation” and “Transactions With Related Persons And Certain Control Persons” in the Fund’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2011 (the “2011 Proxy Statement”), which sections are filed as Exhibit (a)(5) to this Schedule 14D-9 and are incorporated herein by reference. The 2011 Proxy Statement was previously delivered to all of the Fund’s stockholders and is available for free on the SEC’s website at www.sec.gov.
Item 4. The Solicitation or Recommendation
(a) Recommendation. The information set forth in the letter to stockholders, dated August 25, 2011 (the “Letter to Stockholders”) a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.
(b) Reasons. The information set forth in the Letter to Stockholders, a copy of which is filed as Exhibit (a)(2) to this Schedule 14D-9, is incorporated herein by reference.
(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Fund, none of the Fund’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Shares beneficially owned by them pursuant to the Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used
To the knowledge of the Fund, neither the Fund nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the stockholders in connection with the Offer.
Item 6. Interest in Securities of the Subject Company
No transactions in the Shares have been effected during the last 60 days by the Fund or, to the knowledge of the Fund, by any executive officer, director, affiliate or subsidiary of the Fund.
Item 7. Purposes of the Transaction and Plans or Proposals
(a) Except as set forth in this Schedule 14D-9, the Fund is not undertaking and is not engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Fund’s Shares by the Fund, any subsidiary of the Fund or any other person.
(b) Except as set forth in this Schedule 14D-9, the Fund is not undertaking and is not engaged in any negotiations in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund or any subsidiary of the Fund, (ii) any purchase, sale or transfer of a material amount of assets of the Fund or any subsidiary of the Fund or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Fund.
(c) Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information
Cautionary Note Regarding Forward-Looking Statements
This Schedule 14D-9, including the information incorporated herein by reference, may contain forward-looking statements regarding, among other things, the future value of the Fund’s Shares. Forward-looking statements include, but are not limited to, statements that represent the Fund’s beliefs concerning future operations, strategies, financial results or other developments. Forward-looking statements can be identified by the use of forward-looking terminology such as, but not limited to, “may,” “should,” “expect,” “anticipate,” “estimate,” “would be,” “believe,” or “continue” or the negative or other variations of comparable terminology. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond the Fund’s control or are subject to change, actual results could be materially different. Although the Fund believes that its plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, it cannot guarantee that it will achieve or realize these plans, intentions or expectations. Factors that could cause the Fund not to realize its plans, intentions or expectations include, but are not limited to, those discussed under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” contained in the Fund’s Annual Report on Form 10-K for the year ended December 31, 2010 and the Fund’s Quarterly Reports on Form 10-Q filed with the SEC, including risks related to: (i) the current global financial crisis; (ii) risks related to student-oriented apartment communities; (iii) commercial real estate ownership; (iv) competition for attractive investments; (v) performance of the Fund’s Manager and the Fund’s Advisor; (vi) the Fund’s ability to use leverage; (viii) the loss of key personnel by the Fund’s Manager or the Fund’s Advisor; (vii) compliance with the Securities Exchange Act of 1934, as amended (the “Exchange Act”); (ix) the Fund’s failure to achieve its return objectives; (x) the impact of co-tenancy provisions; (xi) defaults by significant tenants; (xii) compliance with environmental laws; (xiii) the possible development of harmful mold at the Fund’s properties; (xiv) the Fund’s ability to sell Shares and the illiquidity of its Shares; (xv) terrorist attacks; (xvi) the adequacy of the Fund’s insurance; (xvii) the extent to which the Fund’s investments are diversified; (xviii) the Fund’s joint investments with third parties; (xix) the structure of the fees payable to the Fund’s Manager and the Fund’s Advisor; (xx) the Fund’s qualification as a “venture capital operating company” under ERISA; (xxi) the Fund’s ability to remain exempt from the registration requirements of the Investment Company Act; (xxii) ownership limitations in the Fund’s charter; (xxiii) the Fund’s ability to pay dividends; and (xxiv) the Fund’s ability to qualify as a REIT. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this Schedule 14D-9. Except as required by law, the Fund does not undertake any obligation to update or revise any forward-looking statements contained in this Schedule 14D-9. The safe harbors for forward-looking statements found in Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended, do not apply to forward-looking statements made in connection with a tender offer.
Item 9. Exhibits
The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXCELSIOR LASALLE PROPERTY FUND, INC.
Date: August 25, 2011	/s/ James D. Bowden
	Name:	James D. Bowden
	Title:	President and Chief Executive Officer

Exhibit Index

Exhibit No.		Description
(a)(2)	*	Letter to Stockholders of the Fund, from James D. Bowden, President and Chief Executive Officer of the Fund dated as of August 25, 2011

(a)(5)
The information contained under the headings “Compensation—Director Compensation” and “Transactions With Related Persons and Certain Control Persons” in the Fund’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2011 is incorporated herein by reference

(e)(1)
Amended and Restated Management Agreement by and between Excelsior LaSalle Property Fund, Inc. and UST Advisers, Inc., dated as of June 19, 2007 (Incorporated by reference to Exhibit 10.1 to the Fund’s Annual Report on Form 10-K filed with the SEC on March 7, 2008)

(e)(2)	**
Letter Agreement by and between U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of June 16, 2004 (Incorporated by reference to Exhibit 10.3 to the Fund’s Annual Report on Form 10-K filed with the SEC on March 15, 2010)

(e)(3)
Letter Agreement by and between U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of September 8, 2004 (Incorporated by reference to Exhibit 10.4 to the Fund’s Registration Statement on Form 10 filed with the SEC on April 28, 2006)

(e)(4)	**
Investment Advisory Agreement by and between Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of December 23, 2004 (Incorporated by reference to Exhibit 10.5 to the Fund’s Registration Statement on Form 10 filed with the SEC on April 28, 2006)

(e)(5)
Letter Agreement by and between Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of December 23, 2004 (Incorporated by reference to Exhibit 10.6 to the Fund’s Annual Report on Form 10-K filed with the SEC on March 15, 2010)

(e)(6)
Investment Advisory Agreement Assumption Agreement by and among Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A., LaSalle Investment Management, Inc. and UST Advisers, Inc. dated as of December 16, 2005 (Incorporated by reference to Exhibit 10.7 to the Fund’s Registration Statement on Form 10 filed with the SEC on April 28, 2006)

(e)(7)
Excelsior LaSalle Property Fund, Inc. Expense Limitation and Reimbursement Agreement, by and between Excelsior LaSalle Property Fund, Inc. and Bank of America Capital Advisors LLC, dated as of January 7, 2010 (Incorporated by reference to Exhibit 99.1 to the Fund’s Current Report on Form 8-K filed with the SEC on January 8, 2010)

Exhibit No.	Description
(e)(8)
Amendment No. 1 to the Amended and Restated Management Agreement, dated December 4, 2009, by and between Excelsior LaSalle Property Fund, Inc. and Bank of America Capital Advisors, Inc., dated as of June 19, 2007 (Incorporated by reference to Exhibit 10.15 to the Fund’s Annual Report on Form 10-K filed with the SEC on March 15, 2010)

(e)(9)
Amendment to the Investment Advisory Agreement by and among Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of September 15, 2005 (Incorporated by reference to Exhibit 10.16 to the Fund’s Annual Report on Form 10-K filed with the SEC on March 15, 2010)

*	Included as the cover page to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Shares of the Fund and filed herewith.

**
Portions of these exhibits have been omitted and filed separately with the SEC pursuant to confidential treatment requests filed with and approved by the SEC under Rule 24b-2 of the Securities Exchange Act of 1934, as amended.

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